F SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* TAKES, DEMETRA M (Last) (First) (Middle) 483 MAIN STREET (Street) HARLEYSVILLE, PA 19438-0195 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol HARLEYSVILLE NATIONAL CORPORATION HNBC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 6, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           VICE PRESIDENT - HNC; & PRES. & CEO - HNB
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK		J |		3,693.000	I	By Immediate Family
COMMON STOCK				37,605.000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

TAKES, DEMETRA M - January 6, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
HNBC (RIGHT TO BUY) - 102798 - ISO - 50/2	$15.114				10/27/1999 | 10/27/2008	COMMON STOCK - 11,577		11,577	D
HNBC (RIGHT TO BUY) - 120100 - ISO - 20/5a	$13.214				12/01/2001 | 12/01/2010	COMMON STOCK - 37,958		37,958	D
HNBC (RIGHT TO BUY) - 120100 - NSO - 20/5	$13.214				12/01/2001 | 12/01/2010	COMMON STOCK - 17,693		17,693	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Elizabeth F. Chemnitz (POA on File) ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

TAKES, DEMETRA M - January 6, 2003
Form 4 (continued)
FOOTNOTE Descriptions for HARLEYSVILLE NATIONAL CORPORATION HNBC

Form 4 - January 6, 2003

DEMETRA M TAKES
483 MAIN STREET

HARLEYSVILLE, PA 19438-0195
Explanation of responses:

(1)   Parent to reside in insider's vacation home, not the insider's primary residence.

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